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                            [iPass Inc. Letterhead]


May 31, 2000


VIA EDGAR, FACSIMILE AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:  iPass Inc.
     Commission File No. 333-31546 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-31546 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 3, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $100,000,000. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been offered or sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Brett D. White, outside counsel of the Registrant, at (650) 843-5191.

Sincerely,

iPass Inc.

/s/ DONALD C. MCCAULEY
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Donald C. McCauley
Vice President and Chief Financial Officer

cc:  The Nasdaq-Amex Market Group
     Brett D. White